By Electronic Submission

October 28, 2009

Amit Pande
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:  Harleysville National Corp.
        Form 10-K for Fiscal Year Ended
        December 31, 2008
        Form 10-Q for the Period Ended
        June 30, 2009
        File No. 000-15237

Dear Mr. Pande:

In response to your follow-up comments in your letter dated October 21, 2009 concerning the above referenced filings for Harleysville National Corporation (the “Company”), the requested information is submitted below.  For your convenience, your comments are restated in italics followed by the Company’s responses.

Comment:

Form 10-Q as of June 30, 2009

Note 3 – Investment Securities, page 10

1.  Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2, FAS 124-2 and Item 303 of Regulation S-K.  Therefore, for each pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral.

Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Mr. Amit Pande
October 27, 2009

Management Response:

The following will be included in our September 30, 2009 Form 10-Q:

At September 30, 2009, the Corporation owned several trust preferred securities, all pooled, which had credit ratings below investment grade.  The following table provides additional information related to those securities:

(Dollars in thousands)
As of September 30, 2009	Class	Book Value	Fair Value	Unrealized Loss	Lowest Credit Rating	Number of performing banks in issuance	Deferral/Default as % of original collateral	Excess (Negative) Subordination as % of remaining performing collateral

Pooled Securities:
MMC Funding XVIII	C-1	2,665	2,665	-	C	28	30.0%	(25.8	%) (1)
TPREF Funding III, Ltd.	B-2	4,976	150	(4,826)	Ca	25	21.7%	(20.0	%) (3)
TPREF Funding III, Ltd.	B-2	4,966	150	(4,816)	Ca	25	21.7%	(20.0	%) (3)
Regional Diversified Funding Ltd.	n/a	3,772	111	(3,661)	Ca	26	13.3%	(5.8	%) (3)
US Capital Funding IV	B-1	134	134	-	Ca		28.2%	(29.5	%) (2)
US Capital Funding II	B-1	937	30	(907)	Ca	50	9.0%	(2.4	%) (3)
TPREF Funding II, Ltd.	B	498	36	(462)	Cc	24	4.7%	(21.0	%) (4)
TPREF Funding III, Ltd.	B-2	156	30	(126)	Ca	25	21.7%	(19.9	%) (3)
PRETSL XI	B-3	4,935	301	(4,634)	Ca	23	17.8%	(17.0	%) (3)
Total		$23,039	$3,607	$(19,432)

(1)	Credit related impairment charge of $2.5 million recorded during the September 30, 2009 quarter.
(2)	Credit related impairment charge of $2.0 million recorded during the September 30, 2009 quarter.
(3)	Discounted cash flow analysis was performed and no other-than-temporary impairment was identified.
(4)	Projected future principal and interest payments exceeds balance of outstanding notes; therefore, no indication of other-than-temporary impairment exists.

In evaluating securities for other-than-temporary impairment, the Corporation initially evaluates the excess subordination as well as projected future defaults compared to the amount of future interest and principal shortfall that can occur before a potential impairment exists.  In this initial evaluation, a maximum recovery rate of 10% is assumed for actual and projected deferrals/defaults.  Actual experienced recovery rates have been higher than this amount, but a conservative estimate is utilized by management to ensure that any potential impairment is identified.  In addition, future defaults and deferrals of 15% are assumed on remaining performing collateral.  This assumption was management judgment based upon historical experience along with information provided by our third-party investment advisors.

The excess subordination calculation is derived by the Company’s third party investment advisor and is evaluated by management as a part of the quarterly rated tranche analysis prepared for each debt security.  It represents the remaining subordination available for the Company’s tranche after full repayment of principal due to more senior

Mr. Amit Pande
October 27, 2009

tranches.  Please see the quantified example of this calculation in our response to comment #5 below.  This information is significant and meaningful in the Company’s OTTI evaluation process as the excess subordination can be utilized to cover any projected principal and interest shortfalls caused by significant expected defaults in the portfolio.  The lack of excess subordination for the Company’s tranche, or negative subordination, is likely to be a significant factor leading to OTTI for a particular investment if significant expected future principal and interest shortfalls exist.  None of the securities in the table above had excess subordination at September 30, 2009.  In each of these cases, as footnoted in the table, either a discounted cash flow analysis was performed or sufficient coverage of future deferrals/defaults existed within the expected future principal and interest payments.  In the case of two of these securities, as noted above, the discounted cash flow analysis resulted in a credit related impairment charge to operations.

2.  We note you have recorded other than temporary impairment (“OTTI”) of $1.9 million and $1.3 million during the fourth quarter of 2008 and the first quarter of 2009, respectively, mostly as a result of deterioration in the individual credits of a collateralized debt obligation investment in a pool of trust preferred securities.  Furthermore, we note that you did not record any cumulative effect adjustment upon the adoption of FSP 115-2.
•
Please tell us and revise your disclosure in future filings to clarify whether you intended to sell these securities or had determined that it was more likely than not that you would be required to sell the securities before recovery of the amortized cost basis.  If not, please tell us how you calculated the cumulative effective adjustment for your securities.

•
Please provide us a schedule that details the amortized cost, fair value and the amount of OTTI recognized for each security as of December 31, 2008 and March 31, 2009, prior to your adoption of FSP 115-2.

•
Please tell us if there were any differences in the assumptions/inputs used in the cash flow analysis for your calculation of the cumulative effect adjustment and your discounted cash flows calculation used to determine whether there was an adverse change in estimated cash flows at the period end prior to your adoption of FSP 115-2.  If there were differences, please identify them, explain why you believe the differences were appropriate and identify any accounting guidance that supports your position.  We note that paragraph 45 of FSP 115-2 required you to calculate the cumulative adjustment as of the beginning of the period in which you adopt the standard and it appears that your calculation would be based on the unadjusted cash flows used in your adverse change in cash flow assessment at March 31, 2009.

Regarding the securities on which the Company recorded OTTI charges in the fourth quarter of 2008 and the first quarter of 2009, the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before recovery of their amortized costs basis less any current-period credit loss.  As such, in accordance with FSP 115-2, the securities were assessed to determine the amount of OTTI representing credit losses and the amount related to all other factors.  Based upon the discounted cash flow analysis, it was determined that the OTTI was due solely to credit related factors, specifically driven by defaults experienced within the respective trust preferred pools, both at December 31, 2008 and March 31, 2009.  The discounted cash flow analysis prepared by our third-party investment advisor, Sandler O’Neill, utilized a discount rate based on the forward libor curve plus the spread inherent from the date of acquisition.  The changes in assumptions to the cash flow model from December 21, 2008 to March 31, 2009 related to additional defaults and estimates of future defaults.  The pooled trust preferred security which was impaired both at December 31, 2008 and March 31, 2009 (US Capital Funding IV) is a floating rate security.  Therefore, in management’s judgment, interest rate volatility would have no effect on the fair value of the security.  All of the OTTI which resulted from the discounted cash flow analysis was considered to be credit related, thereby requiring a charge to operations.  As such, a prior period cumulative effect adjustment was not recorded through retained earnings.

Mr. Amit Pande
October 27, 2009

In assessing whether a credit loss exists, management also considered the factors identified in paragraph 25 of FSP 115-2.  Specifically, we considered the following:
•	The length of time and extent to which the fair value has been less than the amortized costs basis;
•	Adverse conditions specifically related to the security and its respective industry;
•	The historical and implied volatility of the fair value of the security;
•	The payment structure of the debt security;
•	Failure of the issuer to make scheduled interest or principal payments;
•	Any changes to the rating of the security; and
•	Recoveries or additional decline in fair value subsequent to the balance sheet date.

Future filings will be revised to clarify the Company’s intent to hold the securities until maturity or until recovery of the amortized cost basis.

The following table summarizes the amortized cost, fair value and the amount of OTTI recognized by security as of December 31, 2008 and March 31, 2009:

As of December 31, 2008	Amortized Cost	Fair Value	OTTI Recorded

US Capital Funding IV	$5,071,240	$3,148,740	$1,922,500

Total	$5,071,240	$3,148,740	$1,922,500

As of March 31, 2009	Amortized Cost	Fair Value	OTTI Recorded

Pooled Trust Preferred:
US Capital Funding IV	$3,148,740	$2,158,663	$990,077
Total pooled trust preferred	$3,148,740	$2,158,663	$990,077

Whole loans:
RAST 2007-A1 A9 MBS CMO	7,119,230	6,965,884	153,346
Total whole loans	$7,119,230	$6,965,884	$153,346

Equities:
First Chester County (FCEC)	447,750	162,800	20,350
First Keystone Financial Inc. (FKFS)	361,173	86,450	101,213
First Star Bancorp (FSSB)	182,500	85,000	23,750
T F Financial Corp (THRD)	616,577	334,696	55,384
Total equities	$1,608,000	$668,946	$200,697

Total	$11,875,970	$9,793,493	$1,344,120

Mr. Amit Pande
October 27, 2009

Note 13 – Investment Securities, page 10

3.  We note you have classified pooled trust preferred securities as level 2 inputs in your fair value measurement table on page 26.  Please tell us how you determined these asset valuations should be classified as level 2.

In situations where a broker quote is utilized by Management to calculate the fair value, the security is classified as level 2 as the quote is considered an observable input.  However, if a discounted cash flow analysis is utilized, the security is classified as level 3.  After further review and consideration, as our third-party investment advisors utilize cash flow models, and not broker quotes, to determine the fair value of the classified pooled trust preferred securities, previous classifications were deemed incorrect.  These securities should have been classified as level 3 due to a lack of an active trading environment for these securities.  Future filings will reflect these securities classified as level 3.

In addition, see response to #4 below.

4.  As a related matter, please provide more detailed disclosure in future filings to describe how you measure fair value on your trust preferred securities.  Please tell if the third party that performs the OTTI analysis also performs the fair value measurement and if the same estimate of expected cash flows are used for the fair value measurement and the OTTI ratio calculations, and if not, why not.

In determining the fair value of the Company’s pooled trust preferred securities, Management attempts to obtain broker quotes if readily available.  If broker quotes can be obtained and the security is actively traded, they are utilized to calculate the fair value of the security.  If a broker quote is not readily available or the security is not actively traded, the fair value is obtained from a third-party investment advisor, Morgan Keegan.  Morgan Keegan obtains the fair value from S&P, which utilizes a discounted cash flow model.  As noted in previous comments, for those securities meeting the criteria established by management, a separate discounted cash flow is performed by a different investment advisor, Sandler O’Neill, to evaluate the securities for impairment.  The fair value as determined above is compared to this discounted cash flow model in order to determine the amount of OTTI, if any.  The cash flow analysis obtained from Morgan Keegan to determine fair value utilizes current and observable market spreads for comparable structured credit products whereas the Sandler O’Neill cash flow uses a discount rate based on the original coupon spread inherent to the security as discussed in detail in comment #5 below.

The Company will enhance its future disclosures to include this information.

Mr. Amit Pande
October 27, 2009

Form 10-K as of December 31, 2008

Note 4 – Investment Securities, page 72

5.  We note your response to comment 1 of our letter dated August 12, 2009, stating that MM Community Funding II Ltd. and TPREF Funding III, Ltd. did not meet your established criteria for requiring a discounted cash flow analysis despite the significant unrealized losses on these securities as of December 31, 2008 and March 31, 2009.  We also note your response stating that in evaluating securities for OTTI, you believe there are no conditions of other-than temporary impairment if there is “negative excess collateral less than 1% of the outstanding collateral, and the principal shortfall, and interest shortfall ratios are 15% of higher.”  We have the following comments:
•	Please provide us with a definition of negative excess collateral and provide us with a detailed description of how this is calculated including quantified example(s);
•	Please tell us how you determined the negative excess collateral threshold of 1% is appropriate;
•	Please expand your definition of principal and interest shortfall ratios to include detailed descriptions of how these are calculated, including quantified example(s);
•
Please tell us if the principal and interest shortfall ratios and the excess collateral calculation only include actual deferrals/defaults and if so, why you believe it is appropriate to use these criteria to evaluate impairment is other-than-temporary considering the guidance in paragraph 8 of 115-2 which clarifies that you should use expected cash flows which incorporates future deferrals/defaults to evaluate if impairment is other-than-temporary; and

•
You state the negative excess collateral and principal and interest shortfall ratios are based upon discussion with your third-party investment advisors.  Please tell us if your third-party investment advisor utilized a discounted cash flow analysis and if so, please provide us with the discount rate, projected deferral/default rates and the recovery percentage used in the analysis.  We refer you to comment 1 of our letter dated August 12, 2009 for the type of information we would like you to discuss.

The term “negative excess collateral” as utilized by management effectively is subordination in a deficit position.  The calculation of excess collateral is the same as defined above for excess subordination.  It represents the total outstanding paying collateral less the outstanding rated notes at or above the Company's seniority level (tranche) in a particular security.  If the excess collateral is in a negative (deficit) position, that is considered a sign of potential impairment.

For example, in the case of MM Community Funding II Ltd. at December 31, 2008, the total excess collateral available to the Company’s Class B tranche is $101.0 million and the outstanding principal for the Class B tranche is $83.6 million.  After considering subordination to the Class B shares, as there are no additional subordinate tranches, this results in excess collateral of $17.4 million.  The total excess subordination in this case is 17.2% of the paying collateral.  In this example, the calculation results in excess (positive) collateral (subordination).  If the calculation resulted in a negative percentage (“negative excess collateral”) greater than negative 1%, one of Management’s criteria would not be met.  However, if the negative excess collateral is a negative percentage greater than negative 1%, but the interest shortfall and principal shortfall ratios are both above 15%, that particular security would pass Management’s initial test for OTTI and no further analysis would be required.

The Company utilizes a negative excess collateral ratio threshold of negative 1% because, in our judgment, a 1% collateral shortfall can be absorbed by future principal and interest payments in excess of par.  Management’s judgment is supported by our experience in working with these types of securities in conjunction with the collective experience of our third-party investment advisors.  This ratio is utilized in conjunction with the principal and interest shortfall ratios, which management deems to be the more significant factor in the initial OTTI evaluation.  If a

Mr. Amit Pande
October 27, 2009

collateral shortfall of greater than 1% exists, but the principal and interest coverage can absorb the projected future defaults/deferrals of 15%, the collateral shortfall is not considered to be indicative of OTTI.  The principal and interest shortfall calculations are deemed more significant because they consider expected future credit events while the excess collateral only considers actual experience.  If the principal and interest shortfall ratios suggest that the estimated future deferrals/defaults cannot be absorbed by outstanding paying collateral, then further evaluation is required for potential OTTI.

The principal and interest shortfall ratios reflect the percentage of paying collateral that can be absorbed by defaults before the collection of the full contractual payments would be in doubt.  Principal and interest shortfall is calculated by a third-party investment advisor.  A progressive loss analysis is completed to determine what percentage of future defaults would be required to reach the first dollar of lost principal.  The original model for the specific security is utilized for this calculation, with adjustments for actual deferrals/defaults experienced to date.  The calculation is completed using the "Goal Seek" function in Microsoft Excel.

The principal and interest shortfall ratios take into account both actual deferrals/defaults as well as expected future deferrals/defaults.  Expected future deferrals/defaults are assumed to be a maximum of 15% of current outstanding collateral.  The principal and interest shortfall ratios are calculated under two scenarios, one assuming no recovery of the deferrals/defaults, or a "worst-case" scenario, and the other assuming 10% recovery.  While both scenarios are evaluated, the default calculation utilized is generally the 10% recovery.  Based upon the ratios resulting from the initial evaluation, if a 15% future deferral/default assumption cannot be absorbed by existing outstanding paying collateral, a discounted cash flow analysis must be performed.

Please see Exhibits A and B for the rated tranche analysis completed on the two securities specifically identified in your question above which includes the negative excess collateral and principal and interest shortfall calculations performed at December 31, 2008.

Mr. Amit Pande
October 27, 2009

A discounted cash flow analysis is performed by our third-party investment advisor (Sandler O’Neill) for every security which fails the Company’s initial test for OTTI.  At December 31, 2008 and June 30, 2009, a discounted cash flow analysis was performed on two and five securities, respectively.  See our response to #6 below for specific securities on which a discounted cash flow analysis was utilized.  When a discounted cash flow analysis is performed, the following assumptions are utilized:
•	Discount rate equal to original coupon spread for the respective security using forward Libor rates;
•	No calls are assumed;
•	Each underlying entity with existing deferrals/defaults is evaluated individually for future recovery and the recovery rate is adjusted accordingly; and
•
Additional deferrals/defaults of 2.0% are assumed every three years with no recovery.  This assumption was developed utilizing historical default experience of approximately 1.2% as provided by our third-party investment advisor, adjusted for a risk-factor to account for the deteriorated market conditions.

Based upon the results of the discounted cash flow analysis, it is determined whether or not the investment return upon debt expiration is at or above par.  If the resulting return is below par, a credit related impairment charge is recorded through operations.

6.  Please explain to us in detail and revise future filings to discuss the discounted cash flow procedures you perform subsequent to determining your securities do not meet the initial OTTI criteria, described in your August 12, 2009 response letter.  Also, please quantify by dollar and percentage the amount of securities that failed the initial criteria and required further analyses as of December 31, 2008 and June 30, 2009.  Please also provide us with the names of the securities that required a discounted cash flow analysis in order to determine whether OTTI existed.

Please see Management’s response above to comment #5 for discussion of the discounted cash flow procedures.

Securities that failed the initial criteria for OTTI evaluation and required a discounted cash flow analysis had a total book value of $10.1 million, or 24.3% of the total trust-preferred security portfolio at December 31, 2008 and $21.6 million, or 56.5%, at June 30, 2009.  The trust-preferred securities which required a discounted cash flow analysis per the Company’s internal procedures at December 31, 2008 and June 30, 2009 are as follows:

December 31, 2008:

US Capital Funding IV (OTTI recorded)
MMC Funding XVIII (No OTTI recorded)

June 30, 2009 (No OTTI recorded):

Regional Diversified Funding Ltd.
TPREF Funding II, Ltd.
TPREF Funding III, Ltd.
US Capital Funding IV
MMC Funding XVIII

Mr. Amit Pande
October 27, 2009

In addition to the foregoing, please be advised that:

•	the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George S. Rapp

George S. Rapp
Chief Financial Officer

 Trust Preferred CDO
Exhibit A

 Rated Tranche Analysis

 Sandler O'Neill & Partners, L.P.

 12/31/08
MMCommunity II

 Original Collateral
726,400,000

 Outstanding Collateral
129,000,000	6M Libor +3.75%

 Deferring Collateral
28,000,000

 Paying Collateral
101,000,000

 Cash available to rated notes Jun-2009
2,860,956

 Class A
0	6M Libor +1.00%

 Excess Collateral
101,000,000

 Class B
83,613,905	Baa2 / AA-
6M Libor +2.20%

 Periodic Interest Due (based on current rates)
1,911,727

% of Paying Collateral

 Excess Collateral
17,386,095	17.2%

 Remaining Cash Available For Coverage Payments
949,228

 Reserve Available for Interest Payments
1,156,384

 Principal Shortfall
% of Paying Collateral

 Maximum One Time Additional Default/ 0% Recovery
20,600,000	20.4%

 Maximum One Time Additional Default/ 10% Recovery
25,100,000	24.9%

 Interest Shortfall

 Maximum One Time Additional Default/ 0% Recovery
21,400,000	21.2%

 Maximum One Time Additional Default/ 10% Recovery
25,800,000	25.5%

 *Default Assumptions

 Marshall BankFirst ($20MM) and Builders ($8MM) deferrals assume same recovery rate as additional defaults.

 Recoveries applied one year after default/deferral.

 Forward LIBOR rates applied as of 12/31/08

 Principal Shortfall is $1 shortfall measured at collateral maturity

 Interest Shortfall is $1 shortfall at any time from now until maturity

MMCommunity II defines any interest shortfall as a default; the bonds do not "PIK". This analysis assumes unpaid interest on rated notes are paid before income notes. If in actuality there is a shortfall of interest, the Trustee would be required to follow the terms of the Indenture for such a default.

  Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with respet to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorties at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified from time to time to reflect changed circumstances.  This report is for informational purposes only and is not an offer to buy or sell any of the securities mentioned herein.

 Trust Preferred CDO
Exhibit B

 Rated Tranche Analysis

 Sandler O'Neill & Partners, L.P.

 12/31/08
TPREF Funding III

 Original Collateral
354,070,000

 Outstanding Collateral
303,000,000	3M Libor +3.35%

 Deferring/Defaulted Collateral
24,250,000

 Paying Collateral
278,750,000

Cash available to Rated Notes as of Jan-2009 (based on current rates)
5,777,747

 Class A-1
55,410,924	Aaa/AAA/AAA
3M Libor +.80%

Periodic Interest Due (based on current rates)
786,266

% of Paying Collateral

Excess Collateral
223,339,076	80.1%

Reserve Available for Interest Payments
1,456,134

Principal Shortfall

Maximum One Time Additional Default/ 0% Recovery *
221,200,000	79.4%

Maximum One Time Additional Default/ 10% Recovery *
249,900,000	89.7%

Interest Shortfall

Maximum One Time Additional Default/ 0% Recovery *
168,900,000	60.6%

Maximum One Time Additional Default/ 10% Recovery *
169,500,000	60.8%

 Class A-2
80,000,000	Aa1/AAA/AAA
3M Libor +.90%

Periodic Interest Due (based on current rates)
1,155,622

% of Paying Collateral

Excess Collateral
143,339,076	51.4%

Remaining Cash Available For Coverage Payments
3,835,860

Reserve Available for Interest Payments
1,456,134

Principal Shortfall

Maximum One Time Additional Default/ 0% Recovery *
164,400,000	59.0%

Maximum One Time Additional Default/ 10% Recovery *
177,000,000	63.5%

Interest Shortfall

Maximum One Time Additional Default/ 0% Recovery *
168,900,000	60.6%

Maximum One Time Additional Default/ 10% Recovery *
169,500,000	60.8%

 Class B
139,000,000	B2/A-	3M Libor +1.90%

Periodic Interest Due (based on current rates)
2,363,116

% of Paying Collateral

Excess Collateral
4,339,076	1.6%

Remaining Cash Available For Coverage Payments
1,472,744

Reserve Available for Interest Payments
1,456,134

Principal Shortfall

Maximum One Time Additional Default/ 0% Recovery *
49,400,000	17.7%

Maximum One Time Additional Default/ 10% Recovery *
53,400,000	19.2%

Interest Shortfall

Maximum One Time Additional Default/ 0% Recovery *
67,800,000	24.3%

Maximum One Time Additional Default/ 10% Recovery *
72,100,000	25.9%

 *Default Assumptions

 Vineyard deferral ($5MM) assumes same recovery rate as additional defaults. Recoveries applied one year after default/deferral.

 NetBank ($4.25MM) and FNB AZ ($15MM) defaults assume no recovery

 Forward LIBOR rates applied as of 12/31/2008

 Principal Shortfall is $1 shortfall measured at collateral maturity

 Interest Shortfall is $1 shortfall at any time from now until maturity

Tpref III defines any interest shortfall as an event of default; the bonds do not "PIK". This analysis assumes principal payments on Class A notes are made before any deferred interest payments to Class B note holders. If in actuality there is a shortfall of interest, the Trustee would be required to follow the terms of the Indenture for such a default.

Disclaimer:
The information contained herein is illustrative and is not intended to predict actual results, which may differ substantially from those reflected in the information.  Hypothetical performance analyses are based on certain assumptions with recpect to significant factors that may prove not to be assumed.  The hypothetical performance data addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment.  As such, the information may not reflect the impact of all structural characteristics of the security, including call events and cashflow priorities at all prepayment levels and/or interest rates.  Prospective investors should consider whether the behavior of these securities should be tested based on assumptions different from those included in the information.  The assumptions underlying the information, including structure and collateral, may be modified form time to time to reflect changed circumstances.  This report is for informational pruposes only and is not an offer to buy or sell any of the securities mentioned herein.